Filed by RRI Energy, Inc.
Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities
Exchange Act of 1934, as amended
RRI Energy, Inc. (File No.: 1-16455)
Subject Company: Mirant Corporation (File No: 1-16107)
Final Transcript
Conference Call Transcript
MIR — Mirant and RRI Energy to Merge to Create GenOn Energy, a Leading 24,700 Megawatt Independent Power Producer Conference Call
Event Date/Time: Apr 12, 2010 / 12:30PM GMT

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Final Transcript
Apr 12, 2010 / 12:30PM GMT, MIR — Mirant and RRI Energy to Merge to Create GenOn Energy, a Leading 24,700 Megawatt Independent Power Producer Conference Call
CORPORATE PARTICIPANTS
Ed Muller
Mirant Corporation — Chairman, CEO
Mark Jacobs
RRI Energy, Inc. — CEO, President
Bill Holden
Mirant Corporation — SVP, CFO
Rick Dobson
RRI Energy, Inc. — EVP, CFO, Chief Risk Officer
CONFERENCE CALL PARTICIPANTS
Dan Eggers
Credit Suisse — Analyst
Neel Mitra
Simmons & Company — Analyst
Paul Patterson
Glenrock Associates — Analyst
Brian Chin
Citigroup — Analyst
Lasan Johong
RBC Capital Markets — Analyst
Brandon Blossman
Tudor Pickering — Analyst
Michael Lapides
Goldman Sachs — Analyst
Ameet Thakkar
BofA-ML — Analyst
Nitin Dahiya
Nomura Securities — Analyst
Sachin Shah
Capstone Global Markets — Analyst
Gregg Orrill
Barclays Capital — Analyst
Sheru Chowdhry
Paulson & Co. — Analyst
Ben Sung
Luminus Management — Analyst
Raymond Leung
Goldman Sachs — Analyst
Zack Schreiber
Duquesne Capital — Analyst
Ali Agha
SunTrust Robinson Humphrey — Analyst
Brian Russo
Ladenburg Thalmann — Analyst
Julien Demoulin-Smith
UBS — Analyst

Final Transcript
Apr 12, 2010 / 12:30PM GMT, MIR — Mirant and RRI Energy to Merge to Create GenOn Energy, a Leading 24,700 Megawatt Independent Power Producer Conference Call
PRESENTATION
Operator
Good morning and welcome to the Mirant-RRI merger conference call. Leading the call this morning are Ed Muller, Chairman and CEO of Mirant, and Mark Jacobs, President and CEO of RRI Energy.
Following our prepared remarks we will have a question-and-answer session. The slide presentation we are using today as well as the joint press release issued yesterday are available on both the Mirant and RRI Energy websites in the investor relations sections. A replay of the call will also be available on the websites approximately three hours after the call.
During this conference call some of the information discussed will contain forward-looking statements within the meaning of the federal securities laws. The forward-looking statements discussed today may include statements about the benefits of the transaction, whether and when the transaction will be consummated, the combined Company’s plans, and other statements that are not historical fact. Investors are cautioned that such forward-looking statements with respect to the business of Mirant and RRI Energy and the proposed merger are based on current expectations that involve risks, assumptions, and uncertainties that are difficult to predict or control. These forward-looking statements are not guarantees, and management cautions that a number of factors could cause actual results or outcomes to differ materially than those indicated by such forward-looking statements.
Mirant and RRI Energy specifically disclaim any obligation to update or revise any forward-looking statement, whether as a result of new information, future developments, or otherwise. I will refer you to the cautionary language regarding forward-looking statements and other matters included with our slides and in the joint press release issued yesterday regarding the merger. I will also refer you to the risk factor disclosures that Mirant and RRI Energy made in their respective Form 10-Ks.
Mirant and RRI Energy will file materials related to the proposed merger with the Securities and Exchange Commission, including one or more registration statements that will contain a proxy statement and prospectus. Investors and security holders are urged to read those materials once they are available. These additional materials can be obtained free from the SEC’s website at www.SEC.gov and from the Companies’ websites. Mirant, RRI Energy, their directors, executive officers, and participants in the solicitation of proxies from the stockholders in connection with the proposed merger. This will be described further in the proxy statement and prospectus when it is filed.
At this time I would like to introduce Ed Muller. Mr. Muller?
Ed Muller — Mirant Corporation — Chairman, CEO
Thank you; and good morning, everyone, and thank you for joining us to discuss yesterday’s announcement that Mirant and RRI Energy are combining to create GenOn Energy, which will be one of the largest independent power producers in the United States. I am on slide 2, and I will try and remember to tell you what slide I am on as we go forward.
This is a true merger of equals. We are bringing together two organizations with complementary electric generating assets and a history of operating excellence, to create a stronger, larger, and more diversified organization that will be well positioned to create greater value for both our respective shareholders.
Before I go on about the significant benefits of this merger, let me begin by saying I am pleased that I will serve for three years as the CEO of the combined Company. I am also pleased that Mark Jacobs, RRI Energy’s CEO, who joins me today, is to succeed me as CEO in three years upon my retirement. Also joining us on this morning’s call are Bill Holden, Mirant’s CFO, and Rick Dobson, RRI Energy’s CFO, who will be available for the question-and-answer session.
I will turn this over to Mark in a moment, but before I do I want to take you through some of the highlights of what this transaction means for stockholders. Let’s turn to slide 3.

Final Transcript
Apr 12, 2010 / 12:30PM GMT, MIR — Mirant and RRI Energy to Merge to Create GenOn Energy, a Leading 24,700 Megawatt Independent Power Producer Conference Call
Behind this merger are some very clear and straightforward strategic drivers, which are highlighted on this slide. First, the transaction will create real and immediate value through the significant cost savings we expect to achieve as a merged entity. We are confident we will realize $150 million in annual cost savings through a reduction of corporate overhead. Mark will provide more specifics on that shortly; but it is obvious we don’t need two corporate headquarters, two executive management teams, two IT systems, etc. We expect to be able to capture these savings quickly, achieving the full $150 million run rate by the start of 2012.
Second, we will have a stronger balance sheet, ample liquidity, and increased financial flexibility. This will further improve financial stability and enable the combined Company to better navigate through industry cycles and commodity price fluctuations.
Third, GenOn will be one of the largest independent power producers in the United States, with over 24,700 megawatts of generating capacity. With increased scale and greater diversity across core geographies and dispatch, GenOn will be strategically well positioned in our key markets.
And fourth, we think merging these two organizations now under this structure will leave both sets of stockholders well positioned to capture fully any upside resulting from improvements in market fundamentals. In essence, the stockholders of each Company will be invested in the same business with a more efficient, scaled structure.
Finally, neither Company sees any other transaction out there that we could execute that would create comparable value.
Turning to slide 4, for the terms of the transaction, I want to emphasize that this is in all ways a merger of equals, committed to utilizing a best-of-both-companies approach as we bring our organizations together. It is an all-stock transaction that will be tax-free to stockholders.
Mirant’s stockholders will receive a fixed ratio of 2.835 shares of RRI Energy for each share of Mirant stock they own in an at-market transaction based on the volume-weighted average price for the 10 trading days ending this past Friday. RRI Energy’s stockholders will own 46% of GenOn, and Mirant’s stockholders will own 54%.
Each Company will have five seats on the new Board. I will be GenOn’s Chairman and Chief Executive Officer; and Mark will be President and Chief Operating Officer until 2013, when he is to succeed me as Chief Executive Officer. Bill Holden will be our Chief Financial Officer. And we have identified our executive leadership team which reflects a balanced representation from both Companies.
Our corporate headquarters will be consolidated in Houston, and a portion of our commercial operations and attendant support personnel will be based in Atlanta. We expect the transaction to close before the end of 2010, subject to regulatory and stockholder approvals.
With that, let me now turn this morning’s call over to Mark.
Mark Jacobs — RRI Energy, Inc. — CEO, President
Thank you, Ed, and good morning, everyone. We at RRI Energy are extremely excited about this merger. I am looking forward to working with Ed and our combined teams as we take the best practices from each organization to realize the benefits of this combination.
For some time I have discussed my expectations of industry consolidation and our commitment to identifying opportunities to create value from consolidation. I think you will agree with me that this transaction delivers on that promise.
This merger gives us scale, greater geographic and operational diversity, a stronger and more flexible financial profile, and significant cost savings. Importantly, stockholders of both Companies retain upside exposure to higher commodity prices and improved market conditions, preserving our fundamental value uplift play.
Slide 5 here details a few points on the cost savings, which is the key driver of the near-term value in this transaction. We expect to capture a total of $150 million in annual cost savings, fully realized starting in January 2012. We anticipate one-time costs of approximately $125 million spread between 2010 and 2011 to achieve these savings, and transaction-related costs of about $75 million.
Synergies will be primarily derived from reductions in corporate overhead and G&A gained by consolidating two corporate headquarters, IT systems, and corporate functions such as accounting, HR, and finance. We have already begun preliminary planning and analysis on how to get these costs out, and we will be ready to move quickly. We are highly confident that the $150 million target is readily achievable.

Final Transcript
Apr 12, 2010 / 12:30PM GMT, MIR — Mirant and RRI Energy to Merge to Create GenOn Energy, a Leading 24,700 Megawatt Independent Power Producer Conference Call
On slide 6 I wanted to spend a few minutes discussing the asset profile of GenOn Energy. One of the important benefits of this merger is increased diversity and scale, which you can see on this slide. GenOn will have a large footprint in key competitive markets. And where our Companies have a presence in the same regions — the PJM and California markets — our operations within those regions are complementary.
In PJM, Mirant’s generating assets are in PJM East, primarily in Maryland, while RRI Energy’s are more heavily weighted to PJM West, with a large presence in Pennsylvania. Mirant has a presence in Northern California, while RRI Energy has a presence in Southern California.
While there is obvious benefit to building scale in these regions, it is also important to point out that the combined fleets are largely complementary, with limited overlap in their respective operating regions.
This transaction also creates a more diversified generation profile for both Companies, as you can see here. Our 2009 pro forma generation profile shows a combined 24.7 gigawatts of capacity and just under 40 terawatt hours of generation derived from a mix of coal, natural gas, and oil.
On slide 7 you get a perspective on where GenOn will be among competitive electric generators. We will be the second-largest merchant generator in the US based on megawatts.
On slide 8 I will discuss our balance sheet and liquidity, which we believe differentiates us from many of our peers. Mirant and RRI Energy have had similar philosophies, an appropriate capital structure, manageable debt levels, and ample cash and liquidity. This strategy has served each Company well through some challenging industry times.
The GenOn strategy will be no different. We are committed to a strong balance sheet that will provide added stability to manage through industry cycles. We will carefully manage our cash, debt, and liquidity positions in order to effectively manage the cycles and maintain our financial flexibility.
At 2009 year-end our combined cash balance was $2.9 billion. As most of you know RRI Energy has a $400 million maturity next month that will reduce this cash balance. In addition the combined Company will have a $535 million maturity in May of 2011.
In connection with the transaction we plan to address certain financings from each Company. These include the revolving credit facility, the term loan, and the senior notes at Mirant North America, as well as the revolving credit facility and secured debt at RRI Energy.
We expect the new financings to include a new revolving credit facility, a new term loan, and new senior notes to be at the GenOn parent level. We are very confident that the financing can be arranged on terms that will allow us to close the transaction and deliver value to the stockholders of both Companies.
Let me now turn the call back over to Ed.
Ed Muller — Mirant Corporation — Chairman, CEO
Thanks, Mark, and I will pick up on slide 9. Let me walk you through the steps to closing before we wrap up our prepared remarks and go to Q&A.
First, as we just discussed, we will address the $1.8 billion of debt. Second we will need approval from both sets of stockholders. Third, regulatory approvals.
Due to the largely complementary nature of our fleets, we do not expect any antitrust issues. We will of course fully cooperate with regulators to ensure a timely close of the transaction.
In addition to US antitrust clearance and approval by the Federal Energy Regulatory Commission, or FERC, the only state approval we need is in New York. We don’t know precisely how long the review process will take, but we are confident in our ability to close before the end of the year.
Last — and this is not a condition to closing, but rather a step we are contemplating taking — RRI Energy expects to execute a reverse stock split prior to the close. This will not affect the relative ownership of the combined Company by Mirant and RRI stockholders.

Final Transcript
Apr 12, 2010 / 12:30PM GMT, MIR — Mirant and RRI Energy to Merge to Create GenOn Energy, a Leading 24,700 Megawatt Independent Power Producer Conference Call
So to conclude with slide 10, we think there is real and immediate value through the $150 million in cost savings. Stockholders of each Company will basically be invested in the same business they were before, but with a more efficient, scaled structure. As one of the largest independent power producers by megawatts, the transaction gives us increased scale and greater diversity across core geographies.
We will have a stronger balance sheet, with ample liquidity to further improve financial stability and flexibility. Both sets of stockholders will benefit from improvements in market fundamentals and be positioned to capture fully any upside.
And finally, our Companies are a great fit culturally and operationally. The combined management team has vast industry experience and is committed to execution excellence and building on best practices from both organizations. Our Companies have great track records of operational and safety performance, and that commitment will continue with the creation of GenOn.
And with that, we are ready to take your questions. Whitney?
QUESTION AND ANSWER
Operator
(Operator Instructions) Dan Eggers, Credit Suisse.
Dan Eggers — Credit Suisse — Analyst
Good morning. I guess my first question for you is a bit of a philosophical approach to the new Company. How are you guys going to think about your kind of open commodity market exposure to hedging and kind of philosophical approach to the business? Because it has been different at the two Companies.
Ed Muller — Mirant Corporation — Chairman, CEO
Mark, do you want to take this?
Mark Jacobs — RRI Energy, Inc. — CEO, President
Sure, thanks Ed. Dan, it’s a good question here. As we got to know the Mirant folks better, better understood their situation, I will tell you philosophically I think we have had a very similar approach to hedging. The way we have tactically executed against that has been somewhat different, but we are in a commodity business that creates significant volatility in earnings and cash flow; and doing some level of hedging to moderate that risk is something that both Companies are committed to and the new Company is going to be committed to.
As you know, at RRI Energy we have hedged out a couple years here to manage to free cash flow breakeven. The Mirant team has hedged out a little bit further. And we will have to, as we put the combined Company together, evaluate what is best; but I would say it is going to lean more towards what you have seen historically from the Mirant side of the equation.
Dan Eggers — Credit Suisse — Analyst
Okay. I guess maybe I should’ve asked this question first, but can you guys explain a little bit or share a little bit of the timeline as to how the deal came together and how long have you guys been working on the transaction?
Ed Muller — Mirant Corporation — Chairman, CEO
Sure, Dan. This is Ed. Mark and I have been talking about this since the fall of 2009. I think anyone who has been involved with a true merger of equals knows it is a very complex transaction to actually come to agreement on. But we have been working on it since the fall of 2009.

Final Transcript
Apr 12, 2010 / 12:30PM GMT, MIR — Mirant and RRI Energy to Merge to Create GenOn Energy, a Leading 24,700 Megawatt Independent Power Producer Conference Call
Dan Eggers — Credit Suisse — Analyst
Okay. Maybe one last one. Can you explain, given the structuring with RRI being the buyer, although smaller in overall size, what are the implications as far as debt and the NOLs? Does it have any impact? And what is going to be the treatment of the NOLs from this transaction?
Ed Muller — Mirant Corporation — Chairman, CEO
Bill Holden, why don’t you take that?
Bill Holden — Mirant Corporation — SVP, CFO
Yes, Dan, the ability of both Companies to use their premerger NOLs will be limited after the transaction closes. The new annual limitation on those premerger NOLs will be based on the stock price of both Companies at the closing date.
Based on the current stock price trading levels, we expect that there would be no premerger NOLs available for use in the five years immediately following the closing. But I would note that, based on the forecast of taxable income and the current commodity price environment, and with tax planning strategies that are available to us, we do not expect to pay a significant amount of cash taxes over that five-year period. It would really only be alternative minimum tax.
And then after the five years, we estimate that the new Company would have in the aggregate in the range of $100 million to $125 million a year of the NOLs available each year.
Dan Eggers — Credit Suisse — Analyst
Okay, thank you.
Bill Holden — Mirant Corporation — SVP, CFO
The one other thing, Dan, I should note is that Mirant’s current rights plan would remain in effect until the transaction closes.
Ed Muller — Mirant Corporation — Chairman, CEO
Okay, Dan. Have we answered your question?
Dan Eggers — Credit Suisse — Analyst
Yes, that was great. Thank you.
Operator
Neel Mitra, Simmons & Company.
Neel Mitra — Simmons & Company — Analyst
Mark and Ed, could you talk about the process by which you came to the conclusion that you should merge as equals based on existing market cap?
Ed Muller — Mirant Corporation — Chairman, CEO

Final Transcript
Apr 12, 2010 / 12:30PM GMT, MIR — Mirant and RRI Energy to Merge to Create GenOn Energy, a Leading 24,700 Megawatt Independent Power Producer Conference Call
Sure. Let me try. I think — Mark and I from the beginning in our discussions recognized that the big, immediate value driver here is cost savings. And in looking at it from that perspective, which we did from the very beginning as we have worked on this, we realized that it made — the sharing of those made the most sense for us on a merger with no premium paid in either direction.
Mark Jacobs — RRI Energy, Inc. — CEO, President
I would add to that, that one of the challenges you often see in a transaction where there is a significant premium paid is it is more difficult to recoup that through synergies over time. Ed and I got committed and aligned to that fact early on, that the best way to structure this transaction for both of our prospective shareholders was to do this as a merger of equals.
You know the reality is these are difficult transactions, with a lot of complexity to put together. But we committed to each other, to our respective Boards, that we were going to figure out a way to get this transaction done.
Neel Mitra — Simmons & Company — Analyst
Great. Then GenOn is going to have a big presence in PJM. Ed, in your view, how does adding RRI’s assets in West PJM help your position from Mirant’s side, with your assets in the tighter East PJM zone?
Ed Muller — Mirant Corporation — Chairman, CEO
Well, I think among other things we have, in terms of our hedging and in terms of the proprietary trading that we do, being a more active participant in a broader section of PJM I think will make us a better participant there.
Neel Mitra — Simmons & Company — Analyst
Thank you very much.
Operator
Jonathan Arnold, Deutsche Bank. Jonathan, your line is open.
Ed Muller — Mirant Corporation — Chairman, CEO
Whitney, why don’t we go to the next questioner, and we can come back to Jonathan.
Operator
Paul Patterson, Glenrock Associates.
Paul Patterson — Glenrock Associates — Analyst
Good morning. Congratulations.
Ed Muller — Mirant Corporation — Chairman, CEO
Thank you.
Paul Patterson — Glenrock Associates — Analyst

Final Transcript
Apr 12, 2010 / 12:30PM GMT, MIR — Mirant and RRI Energy to Merge to Create GenOn Energy, a Leading 24,700 Megawatt Independent Power Producer Conference Call
Just a couple quick ones. Why now? You know, is there anything in particular in the market or just philosophically that brought you guys to the conclusion to do this?
Ed Muller — Mirant Corporation — Chairman, CEO
I think we would have done this transaction at any point in the cycle. It has made sense to us. The now is simply that we have finally worked out all the things, the myriad things that need to get worked out in a transaction like this. And as soon as we worked them out, that was the now.
And if we could’ve worked it out sooner, we would have done it sooner. And if it had taken us longer, it would have taken longer. And if gas prices double tomorrow or had doubled yesterday, we still would have done this. This just makes sense, no matter where we are in the cycle. It is just the time and the effort that it takes to actually do — come to agreement on all of the issues in such a transaction.
Paul Patterson — Glenrock Associates — Analyst
Okay. So there wasn’t — I mean I guess you guys started talking in the fall. But I guess I am wondering, you guys could have talked earlier than that. Is there anything that just — I mean is there anything that we should think about in terms of getting you guys to think about doing it as opposed to the actual process of agreement, if you follow me?
Ed Muller — Mirant Corporation — Chairman, CEO
No, I think we are pleased that we did it; and there is nothing particular that you should be focused on there.
Paul Patterson — Glenrock Associates — Analyst
Okay. I assume as you guys have mentioned market power, and it doesn’t look like you guys are all that large in any specific area, I guess it is a safe to assume that that isn’t an issue that you guys see as being — there is no divestiture of anything that you guys expect?
Ed Muller — Mirant Corporation — Chairman, CEO
Mark?
Mark Jacobs — RRI Energy, Inc. — CEO, President
No. As I mentioned, Paul, in the prepared comments where we are in the same region we are in different parts. So we really don’t have a lot of overlap. So we do not expect any significant regulatory hurdles, nor do we expect that we would be required to divest of any assets to get the transaction approved.
Paul Patterson — Glenrock Associates — Analyst
Okay. The New York PSC, what is their role in the review of this? How do you expect to see that take place?
Ed Muller — Mirant Corporation — Chairman, CEO
This is Ed, Paul. Mirant owns a power station in New York State, the Bowline Station along the Hudson River. We have to seek PSC — there is an approval process, but we don’t expect it to be of any significance or of any difficulty, given that we own one plant in New York State and RRI Energy owns zero plants in New York State.
Paul Patterson — Glenrock Associates — Analyst

Final Transcript
Apr 12, 2010 / 12:30PM GMT, MIR — Mirant and RRI Energy to Merge to Create GenOn Energy, a Leading 24,700 Megawatt Independent Power Producer Conference Call
Okay, great. Then finally goodwill, could you give us a little bit of a feeling for — I assume this is under purchase accounting. Any significant elements associated with that?
Ed Muller — Mirant Corporation — Chairman, CEO
Bill?
Bill Holden — Mirant Corporation — SVP, CFO
Yes, Paul, Mirant will be the accounting acquirer. And what that means is that the business of RRI will come onto Mirant’s balance sheet at fair value.
I think it is too early until we have done the fair value analysis relative to the transaction value to be able to speculate whether there will be any goodwill or not.
Paul Patterson — Glenrock Associates — Analyst
Okay. Thanks a lot, guys.
Ed Muller — Mirant Corporation — Chairman, CEO
Certainly.
Operator
Brian Chin, Citigroup.
Brian Chin — Citigroup — Analyst
Hi, how will you handle your different emissions credits profile ahead of time? Are you going to wait until the merger is completed? Or can you just talk us through a little bit of that?
Ed Muller — Mirant Corporation — Chairman, CEO
Brian, until the merger is completed each Company is going to operate independently and separately, and is required to. And we will adhere to the rules that apply here.
You don’t seek antitrust clearance and start operating as if you already had that clearance. So these two Companies are going to operate separately until we actually close the merger.
Brian Chin — Citigroup — Analyst
Okay. Then also, can you give a little bit more color on the cost savings, the $150 million? Just give a few examples and also just generally typify that if you can.
Ed Muller — Mirant Corporation — Chairman, CEO
Mark?

Final Transcript
Apr 12, 2010 / 12:30PM GMT, MIR — Mirant and RRI Energy to Merge to Create GenOn Energy, a Leading 24,700 Megawatt Independent Power Producer Conference Call
Mark Jacobs — RRI Energy, Inc. — CEO, President
Sure. Brian, again, those cost savings — just to give you a little background, that is something we have spent in the evaluation of the transaction a fair bit of time. We have had a good number of folks from both the RRI Energy and Mirant side of the equation working on this, evaluating this.
But those are savings that are in corporate overhead, in G&A costs; and they are figures that we have a very high confidence level in. These are not things where we have got to go out and negotiate new contracts with third parties. So they are items that are largely within our control that we have a very high confidence level on.
But examples would be IT systems, that we will consolidate down to one IT system. As Ed mentioned, we don’t need two executive management teams in the Company. We don’t need two HR groups, two finance groups, two accounting groups. So it is going to be in those types of corporate support functions here.
And we are very much committed to taking the best operating practice from each of the respective Companies as we put GenOn together.
Brian Chin — Citigroup — Analyst
Then lastly, any termination penalties or fees that we should be cognizant of?
Ed Muller — Mirant Corporation — Chairman, CEO
They will all be disclosed in the proxy, prospectus, whatever it is, when it is filed. But there is the normal breakup fee for such a transaction. And it is — for each Company it is the same number; it is about $58 million.
Brian Chin — Citigroup — Analyst
Right. Thanks.
Operator
Lasan Johong, RBC Capital.
Lasan Johong — RBC Capital Markets — Analyst
Thank you. Congratulations, great deal.
Ed Muller — Mirant Corporation — Chairman, CEO
Thank you.
Mark Jacobs — RRI Energy, Inc. — CEO, President
Thank you.
Lasan Johong — RBC Capital Markets — Analyst
$2.9 billion in cash and paying down debt is all nice. But longer-term your leverage ratio looks appallingly low. So I think paying down debt obviously is kind of anti-efficient.

Final Transcript
Apr 12, 2010 / 12:30PM GMT, MIR — Mirant and RRI Energy to Merge to Create GenOn Energy, a Leading 24,700 Megawatt Independent Power Producer Conference Call
So what kind of plan do you have for the remaining balance of the cash at the very least? And how do you think about philosophically how you play the cycles, going in and out of them?
Reliant had a very specific strategy that was outlined, and Mirant had a slightly different approach. So how do you consolidate the two as well?
Ed Muller — Mirant Corporation — Chairman, CEO
Bill, why don’t you take this?
Bill Holden — Mirant Corporation — SVP, CFO
Lasan, just a couple of comments. Mark noted the upcoming maturities, one that would take place, come due prior to closing; and then we have one next year.
I would say the way we would be thinking about liquidity — first, it will be important that the new Company have enough liquidity to be able to post any collateral that is required to support its hedging and other commercial transactions in the event that prices spike. So we will need to make sure that liquidity is available to be able to meet a significant move up in prices.
I think also it will be important that we have enough cash and liquidity to be able to meet all the Company’s obligations in the event that commodity prices move lower. That would include capital expenditures, debt maturities within the planning horizon, and other obligations.
The capital structure for GenOn satisfies those requirements, and we think it is appropriate for the combined business. I think the debt levels, if you look at the outlook for the business based on current commodity price levels, we think the debt levels are sized correctly for the new business going forward. If the commodity price environment changes, we would certainly look at it.
Lasan Johong — RBC Capital Markets — Analyst
Okay. But I mean obviously $2 billion of cash plus your respective revolving credit facilities are way more than enough to cover your trading books, probably twice over right now. So does that mean that you are planning to make your marketing and trading book and proprietary trading book much larger than it is today?
Bill Holden — Mirant Corporation — SVP, CFO
No, we don’t envision any change in the risk profile there. But remember that we are looking at the cash and liquidity levels in a downside case as well. And it is important that the Company be able to meet all of its obligations if commodity prices move low; and so we have planned for moves in either direction.
Lasan Johong — RBC Capital Markets — Analyst
Okay. It seems excessively conservative, but all right.
I know you guys aren’t being forced to sell assets. But are you considering selling? Or I shouldn’t say sell, but rationalizing your portfolio in any way? Maybe shutting down some smaller coal plants or doing something different.
And are there any plans to maybe organically grow by developing new brownfield projects?
Ed Muller — Mirant Corporation — Chairman, CEO
Mark, why don’t you take this?
Mark Jacobs — RRI Energy, Inc. — CEO, President

Final Transcript
Apr 12, 2010 / 12:30PM GMT, MIR — Mirant and RRI Energy to Merge to Create GenOn Energy, a Leading 24,700 Megawatt Independent Power Producer Conference Call
Yes, Lasan, I think what you are going to see from the combined Company going forward is very similar to what you have seen from each of the Companies to date. Which is, if there are good opportunities to pursue we are going to do that. At the end of the day, I have said before, any of our assets is for sale at the right price if somebody is willing to pay that. We have not seen this in these types of depressed market conditions here.
But again we are going to continue to operate our fleet in an optimal way. I think the combination of putting the two together is not going to change that.
I do think on the growth or capital investment side we both have been very disciplined capital investors and would expect to continue that approach. We have said that where we see opportunities from a brownfield standpoint that makes sense we would pursue those — kind of a la the Marsh Landing project that Mirant is pursuing today.
Ed Muller — Mirant Corporation — Chairman, CEO
Just to add onto that, we have no plans to be closing any plants.
Lasan Johong — RBC Capital Markets — Analyst
Okay, great. Thank you very much.
Ed Muller — Mirant Corporation — Chairman, CEO
Certainly.
Operator
Brandon Blossman, Tudor Pickering.
Brandon Blossman — Tudor Pickering — Analyst
Good morning, guys.
Ed Muller — Mirant Corporation — Chairman, CEO
Good morning, how are you?
Brandon Blossman — Tudor Pickering — Analyst
Good. I am good. Congratulations.
Ed Muller — Mirant Corporation — Chairman, CEO
Thank you.
Brandon Blossman — Tudor Pickering — Analyst
I know it was probably challenging to put together, and I think it is a good deal for both Companies. So pleased on my side and again congratulations.

Final Transcript
Apr 12, 2010 / 12:30PM GMT, MIR — Mirant and RRI Energy to Merge to Create GenOn Energy, a Leading 24,700 Megawatt Independent Power Producer Conference Call
Ed Muller — Mirant Corporation — Chairman, CEO
Thank you.
Brandon Blossman — Tudor Pickering — Analyst
Trying to push on the debt issues a little bit and the cash balance. Just for clarification, your combined debt balances and what you think makes sense for the combined Companies, is that net of the two maturities in ‘10 and ‘11?
Ed Muller — Mirant Corporation — Chairman, CEO
Bill?
Bill Holden — Mirant Corporation — SVP, CFO
In terms of the long-term debt levels for the Company, yes. As Mark mentioned RRI’s plan is to repay the Orion debt when it comes due next month.
Our thinking on the MAG ‘11s on the Mirant side hasn’t changed. We will look at what to do with the MAG ‘11s when they mature next year. But we think it is important to have cash on hand to repay that maturity if that is the right answer; and I think based on the current commodity price outlook that is our base expectation.
Brandon Blossman — Tudor Pickering — Analyst
Okay. So essentially holding on to $950 million worth of cash to address those two maturities in the next 12 months.
Bill Holden — Mirant Corporation — SVP, CFO
Right, although one of them comes due next month, right? Prior to closing.
Brandon Blossman — Tudor Pickering — Analyst
Right, yes, over the next 12 months. Okay. So then the rest of the cash balance, largely for collateral postings, will you be thinking about a first lien structure as you address the $2 billion worth of debt?
Bill Holden — Mirant Corporation — SVP, CFO
Yes, we will certainly look at the most efficient — and I presume you mean by a first lien structure a way to be able to enter new hedge transactions that don’t require liquid collateral, similar to what Mirant is able to do at Mirant Mid-Atlantic today.
And the answer to that is yes, we’ll certainly, as we are putting the capital structure together, look at the ability to do that. And if that capability is there we will certainly pursue it.
Brandon Blossman — Tudor Pickering — Analyst
If that is a possibility and that looks to be the best way forward, again that leaves more than ample cash on the balance sheet. Are you going to be consumed with extracting synergies over the next 12 to 18 months? Or is there a possibility or a process where you continue to look at assets in the broader market and think about incremental transactions from here?

Final Transcript
Apr 12, 2010 / 12:30PM GMT, MIR — Mirant and RRI Energy to Merge to Create GenOn Energy, a Leading 24,700 Megawatt Independent Power Producer Conference Call
Ed Muller — Mirant Corporation — Chairman, CEO
Well, we will be highly focused. I am not sure I would say consumed; but we will be highly focused on delivering the $150 million of savings and we will deliver it.
As to looking at assets, I think Mark said it well. We’ve both been disciplined and we will continue to be disciplined. We are interested, but it has to make sense.
As you can see in how we are describing the value of this merger of equals, which is we are focused on the $150 million of savings; we are focused on what we know is tangible; and we are not waving our arms and saying believe us on some other stuff that is sort of fuzzy and who knows what. And when we look at assets, we do the same thing.
Brandon Blossman — Tudor Pickering — Analyst
Will there be readily identifiable milestones for that cost savings over the next 18 months or so?
Ed Muller — Mirant Corporation — Chairman, CEO
Yes. And we will be reporting on a quarterly basis how we are doing.
Brandon Blossman — Tudor Pickering — Analyst
Okay, great. Again congratulations, guys. Thanks.
Operator
Michael Lapides, Goldman Sachs.
Michael Lapides — Goldman Sachs — Analyst
Hey guys, two questions, kind of interrelated, though. One, does the combination of the two Companies give you enhanced negotiating power when you are doing coal procurement?
And also, does this impact at all the schedule from when you will make decisions about which plants to either add scrubbers or SCRs onto?
Ed Muller — Mirant Corporation — Chairman, CEO
Well, let’s take them — let me take each and see how we do. On the coal, I think it is unlikely that there is a meaningful change in this. For each Company together, we each buy about the same amount of coal each year; so we will have doubled the purchasing power.
But it is still in a large market I don’t think enough to make a meaningful difference. We will seek every benefit we can; but I wouldn’t expect a lot there.
And I am sorry, I just had a lapse there. What was the second question? One was buying coal.
Michael Lapides — Goldman Sachs — Analyst
Yes, the second question, just does this impact at all the timeline for when you will make decisions on specific plants in terms of the addition of pollution controls or potential retirement thereof?

Final Transcript
Apr 12, 2010 / 12:30PM GMT, MIR — Mirant and RRI Energy to Merge to Create GenOn Energy, a Leading 24,700 Megawatt Independent Power Producer Conference Call
Ed Muller — Mirant Corporation — Chairman, CEO
Mark, do you want to —
Mark Jacobs — RRI Energy, Inc. — CEO, President
No, I think, Michael, we are going to think about that the way we have. Which is, we have talked about a couple of our plants that are candidates for pollution control equipment going forward. We are really looking for clarity on the rules to understand that and again would approach that very much from a — what is the return on invested capital that we would get from adding that investment.
Michael Lapides — Goldman Sachs — Analyst
Got it. Okay, thanks, guys. Much appreciated and congrats.
Ed Muller — Mirant Corporation — Chairman, CEO
Thank you.
Mark Jacobs — RRI Energy, Inc. — CEO, President
Thank you.
Operator
Ameet Thakkar, Bank of America.
Ameet Thakkar — BofA-ML — Analyst
Thanks, guys. My questions have been asked and answered.
Operator
Nitin Dahiya, Nomura Securities.
Nitin Dahiya — Nomura Securities — Analyst
Good morning. In terms of change of control for the RRI unsecured, my understanding is that that does not get triggered here.
Bill Holden — Mirant Corporation — SVP, CFO
That is correct, Nitin. It does not get triggered here in this structure.
Nitin Dahiya — Nomura Securities — Analyst
Great. In terms of your debt issuance plans, if I heard you right, you said that you plan to issue new debt only at the GenOn parent level; is that correct?
Bill Holden — Mirant Corporation — SVP, CFO

Final Transcript
Apr 12, 2010 / 12:30PM GMT, MIR — Mirant and RRI Energy to Merge to Create GenOn Energy, a Leading 24,700 Megawatt Independent Power Producer Conference Call
Yes, this is Bill Holden. Yes, the plan is the new financing would be put in place at the GenOn parent level.
Nitin Dahiya — Nomura Securities — Analyst
I see. How much of issuance do you plan to do at this time?
Bill Holden — Mirant Corporation — SVP, CFO
Well, we are addressing the revolvers at each of Mirant North America and RRI, and we are addressing $1.8 billion of debt. So the exact sizing we will determine as we move into execution. But we are not planning to add a significant amount of new debt to the business.
Nitin Dahiya — Nomura Securities — Analyst
I see. So after — and in terms of the cash, then you have the $2.9 billion less say about $1 billion of maturities; and you think that you plan to hold close to a $2 billion kind of a number.
And this is really a follow-on to Lasan’s question, in terms of once you address the maturities how much cash do you think you need to hold for your long-term resource planning, if you like?
Bill Holden — Mirant Corporation — SVP, CFO
I think the best way to answer that is the framework that we have used to look at it. I think we have spent some time talking about making sure that we have adequate liquidity to cover collateral requirements if prices move up.
But we will also continue to look as we move through time at the potential for commodity prices to move lower; and we will want to make sure that the cash balance is adequate for the Company to meet all of its obligations in that environment as well. So I don’t think we will have a specific dollar cash target; but we will certainly want to be able to maintain adequate cash and liquidity for the business to be able to meet its obligations in that framework.
Nitin Dahiya — Nomura Securities — Analyst
Great. Thank you very much.
Operator
Sachin Shah, Capstone Global Markets.
Sachin Shah — Capstone Global Markets — Analyst
— to shareholders, have you talked to any large shareholders in regards to this transaction?
Ed Muller — Mirant Corporation — Chairman, CEO
I’m sorry. I couldn’t hear you. Could you repeat that?
Sachin Shah — Capstone Global Markets — Analyst
Yes. Have you talked to large shareholders for both Companies in regards to getting shareholder approval for the deal?

Final Transcript
Apr 12, 2010 / 12:30PM GMT, MIR — Mirant and RRI Energy to Merge to Create GenOn Energy, a Leading 24,700 Megawatt Independent Power Producer Conference Call
Ed Muller — Mirant Corporation — Chairman, CEO
Well, we only announced the transaction yesterday; and we certainly did not talk with any shareholders before we announced the transaction.
Sachin Shah — Capstone Global Markets — Analyst
Do you feel confident in getting shareholder approval because of the lack of premium? Or have you talked to them in the past about such a deal?
Ed Muller — Mirant Corporation — Chairman, CEO
Well, everyone would like a big premium, wouldn’t they? But this transaction creates real value for both sets of stockholders.
And to repeat what I said earlier, which is the case, neither Company sees any other transaction out there that we could execute that would create comparable value. So this is I think the best current opportunity for both Companies’ stockholders. And so I would expect that both Companies’ stockholders recognizing that would see the value.
In effect they haven’t given up anything because they are invested in the identical business, just in a more efficient, scaled structure.
Sachin Shah — Capstone Global Markets — Analyst
Just as a follow-up as far as closing, it seems you are really bullish on closing before the end of the year. It seems like there is a chance that you could actually close early in fourth quarter. Just any comments on the closing?
Ed Muller — Mirant Corporation — Chairman, CEO
I don’t consider it bullish. I think it is realistic, having assessed each of the approvals needed and what has to be done to arrange financing and so on. We think it is realistic and not a marathon to get this thing closed and move forward before the end of the year.
Sachin Shah — Capstone Global Markets — Analyst
No narrowing of a time frame, aside from that?
Ed Muller — Mirant Corporation — Chairman, CEO
Not yet.
Sachin Shah — Capstone Global Markets — Analyst
Okay. Just one last question about just the financing. Do you feel comfortable that the financing will be in place, the refinancing of both entities will be in place to complete the transaction successfully?
Ed Muller — Mirant Corporation — Chairman, CEO
Bill?
Bill Holden — Mirant Corporation — SVP, CFO
Yes, we are very confident that we can execute the financing within the time frame to allow it to be done prior to closing and allow us to deliver the value to stockholders.

Final Transcript
Apr 12, 2010 / 12:30PM GMT, MIR — Mirant and RRI Energy to Merge to Create GenOn Energy, a Leading 24,700 Megawatt Independent Power Producer Conference Call
Sachin Shah — Capstone Global Markets — Analyst
Great. Thank you very much, guys. Have a great day.
Ed Muller — Mirant Corporation — Chairman, CEO
Thank you.
Operator
Gregg Orrill, Barclays Capital.
Gregg Orrill — Barclays Capital — Analyst
Thanks a lot. Sorry if you have covered this, but just on the hedging policies. The two Companies have very different hedge levels and have operated under different policies. I just wondered how the combined Company would approach hedging power and coal.
Ed Muller — Mirant Corporation — Chairman, CEO
Mark, do you want to take this?
Mark Jacobs — RRI Energy, Inc. — CEO, President
Yes, Gregg, just to come back on some of the comments I made earlier, when you step back philosophically, we have really not — what you find is there is really not that big of a difference in terms of how we have approached it. We have both done a level of hedging here to manage to certain financial outcomes.
Again, the tactics of the way that that has been done has been different. The Mirant program has gone out a little longer than RRI program and been a little heavier. We are going to be evaluating as we put the combined Company together what type of hedging philosophy is appropriate for the combined Company. But it is going to be to meet the same types of financial parameters that we have in the past.
So sitting here today my expectation is that is going to look more like the historical Mirant hedging program than the RRI program.
Gregg Orrill — Barclays Capital — Analyst
Okay, thanks.
Operator
Sheru Chowdhry, Paulson & Co.
Sheru Chowdhry — Paulson & Co. — Analyst
Good morning, gentlemen. Ed, you did mention that you have looked at — there currently are no transactions that would provide similar or comparable value. Can you comment at what alternatives have you looked at? Any other alternatives you have explored besides this transaction?
Ed Muller — Mirant Corporation — Chairman, CEO

Final Transcript
Apr 12, 2010 / 12:30PM GMT, MIR — Mirant and RRI Energy to Merge to Create GenOn Energy, a Leading 24,700 Megawatt Independent Power Producer Conference Call
Not as to specifics. But I think both of these Companies have made clear that they, RRI and Mirant, have been willing to transact if it would create value for the owners. That goes back over the last several years; and that hasn’t changed.
Both of us are — and we know this from our discussions — have been active participants in whatever is occurring out in the marketplace, in assessing it. I think going beyond that as to specifics would not be appropriate. But I think we both are quite comfortable with the statement I made before, which I will repeat — that neither of us sees any transaction out there that we could execute that would create comparable value.
Sheru Chowdhry — Paulson & Co. — Analyst
Understood. Thank you.
Operator
Ben Sung, Luminus Management.
Ben Sung — Luminus Management — Analyst
Hi, I just wanted to clarify the synergy number. Is the synergy number above and beyond any cost cuts and savings that you guys have announced in the past, going into 2011?
Ed Muller — Mirant Corporation — Chairman, CEO
Mark, do you want to take that?
Mark Jacobs — RRI Energy, Inc. — CEO, President
Yes, Ben, those numbers would be in addition to any other kind of cost that each independent Company had discussed before. So these are purely costs related to putting the two Companies together and reducing the corporate overhead and G&A.
Ben Sung — Luminus Management — Analyst
Then the cost to achieve, is that $125 million and plus $75 million for transaction costs; is that right?
Mark Jacobs — RRI Energy, Inc. — CEO, President
Correct.
Ben Sung — Luminus Management — Analyst
Okay, great. Thank you.
Operator
Raymond Leung, Goldman Sachs.
Raymond Leung — Goldman Sachs — Analyst
Hey guys. A couple of questions. First on the legal structure, I just want to be clear. RRI is the surviving parent company. Is that going to just be renamed GenOn?

Final Transcript
Apr 12, 2010 / 12:30PM GMT, MIR — Mirant and RRI Energy to Merge to Create GenOn Energy, a Leading 24,700 Megawatt Independent Power Producer Conference Call
Mark Jacobs — RRI Energy, Inc. — CEO, President
Yes.
Raymond Leung — Goldman Sachs — Analyst
Okay. As you refinance, that is where you will do all the new financing for bank debt as well as bonds?
Ed Muller — Mirant Corporation — Chairman, CEO
Bill?
Bill Holden — Mirant Corporation — SVP, CFO
Yes, that is correct.
Raymond Leung — Goldman Sachs — Analyst
Okay. Can you talk a little bit about the secured debt at RRI? It sounded like the change of control was not tripped on the unsecured. So does that mean you will call those at the callable price levels?
Ed Muller — Mirant Corporation — Chairman, CEO
Rick, do you want to take that?
Rick Dobson — RRI Energy, Inc. — EVP, CFO, Chief Risk Officer
I will, thank you. Yes, they were not — the covenants are a little bit of an issue in the structure, so we will deal with those two instruments. It is possible if you go through a consent process with them, but they will come out of the capital structure one way or the other.
Raymond Leung — Goldman Sachs — Analyst
Okay. Longer term is the thought process on Mirant North America, since you are taking out those bonds and bank debt, is that just — you are just gong to leave that as an open legal entity without financing going forward?
Bill Holden — Mirant Corporation — SVP, CFO
Yes; we don’t envision that we would have financing at Mirant North America going forward.
Raymond Leung — Goldman Sachs — Analyst
Okay. And the last thing, Bill, maybe this is more a question for you. Longer term, what’s sort of the right leverage ratio? Historically I guess you targeted about 4 times debt-to-EBITDA type target at Mirant. How should we think about the longer-term strategy of the combined Companies in terms of what the right leverage metrics are? Given that we are recognizing that we are probably in a soft commodity cycle right now.
Bill Holden — Mirant Corporation — SVP, CFO

Final Transcript
Apr 12, 2010 / 12:30PM GMT, MIR — Mirant and RRI Energy to Merge to Create GenOn Energy, a Leading 24,700 Megawatt Independent Power Producer Conference Call
I think we will have to continue to look at it; but I would note that we are not going to be in a different business here. So I don’t think the overall risk profile of the business has changed.
We will have to continue to look at the right leverage levels; but I don’t think our overall thinking has changed.
Raymond Leung — Goldman Sachs — Analyst
Okay. Thank you, guys.
Operator
Zack Schreiber, Duquesne Capital.
Zack Schreiber — Duquesne Capital — Analyst
Hey guys. Congratulations.
Ed Muller — Mirant Corporation — Chairman, CEO
Thank you.
Zack Schreiber — Duquesne Capital — Analyst
The deal makes a lot of sense. Just a quick question on the PEDFA bonds, the Pennsylvania Economic Development Financing Authority bonds at Reliant. Are those bonds subject to a change of control?
Is it the 103% that you have to take them out at, if they are? Is it 101%? How are those bonds impacted by this proposed transaction?
Ed Muller — Mirant Corporation — Chairman, CEO
Rick, do you want to take that?
Rick Dobson — RRI Energy, Inc. — EVP, CFO, Chief Risk Officer
Zach, they are not subject to a change in control; but the covenants on those bonds won’t facilitate the structure we have contemplated.
Zack Schreiber — Duquesne Capital — Analyst
I’m sorry, I couldn’t hear what you said, sir.
Rick Dobson — RRI Energy, Inc. — EVP, CFO, Chief Risk Officer
They are not subject to a change in control; but the covenants inside those bonds don’t facilitate the structure. So unless we would go down a consent process to facilitate them staying in the structure, we would likely then take those bonds out at a defeasance type cost, which would be based on the June 1 of ‘11 call of 103 plus interest in a defeasance.
Zack Schreiber — Duquesne Capital — Analyst

Final Transcript
Apr 12, 2010 / 12:30PM GMT, MIR — Mirant and RRI Energy to Merge to Create GenOn Energy, a Leading 24,700 Megawatt Independent Power Producer Conference Call
Can you just explain why those bonds — why the covenants in those bonds don’t facilitate the structure?
Rick Dobson — RRI Energy, Inc. — EVP, CFO, Chief Risk Officer
Well, it’s rather complicated. But from a legal standpoint the way we bolted on the Mirant to the parent company of RRI, their covenants won’t allow that as a — what is the term? Some type of affiliated — I can’t remember the exact term, Zach.
Bill Holden — Mirant Corporation — SVP, CFO
Zach, this is Bill. When we looked at this we looked at the best way to combine the two capital structures and retain as much of the debt as we could, and also set up the structure so that we would have financial flexibility going forward. And by that I mean not having two different capital structures so we had to manage it like two different companies.
So what this allows us to do is retain the MAG notes going forward. We put the Mirant Company’s including MAG underneath GenOn, and we will be able to retain that debt.
If we don’t address the secured debt at RRI, then we wouldn’t be able to combine the two capital structures in that fashion. Because the covenants in the secured debt wouldn’t allow us to slot the MAG capital structure underneath RRI the way it is set up today.
Zack Schreiber — Duquesne Capital — Analyst
Got it. Okay, great. I look forward to talking to you off-line on that.
Ed Muller — Mirant Corporation — Chairman, CEO
Very good.
Zack Schreiber — Duquesne Capital — Analyst
Congratulations.
Operator
Ali Agha, SunTrust Robinson.
Ali Agha — SunTrust Robinson Humphrey — Analyst
Thank you, good morning. Hey, Ed or Mark, I know Ed you said earlier in your comments that this combination made sense no matter where you were in the commodity cycle.
Having said that, are you guys still looking at the market based on how the forward curves are playing out, which would imply that the depressed outlook if anything has gotten worse over the last few months? Or do you have a view of the market that may be somewhat different than what the forward curves may be telling us today?
Ed Muller — Mirant Corporation — Chairman, CEO
Let me try here, Ali. Thinking that we are smarter than the market in figuring out, for example, where natural gas is going — which is a major factor in electricity prices — I think it would be inappropriate. If we really thought we could do that, why would we go through all that we do to run the power plants?

Final Transcript
Apr 12, 2010 / 12:30PM GMT, MIR — Mirant and RRI Energy to Merge to Create GenOn Energy, a Leading 24,700 Megawatt Independent Power Producer Conference Call
So we accept the curves as they are. We have thoughts on what could go — what could cause things to change in various directions. But we do our planning and our structuring of the Company and our strategic planning based on the curves as they are.
Ali Agha — SunTrust Robinson Humphrey — Analyst
Fair enough. Then one other logistic question. From your comments, Mirant is the acquiring Company and Reliant assets are going to Mirant at fair value, as you said. Nevertheless the way the exchange ratio works, it is really Reliant’s shares that are being used as the currency. I mean, any particular reason for doing it like that, in terms of using the Reliant shares as the currency?
Ed Muller — Mirant Corporation — Chairman, CEO
Bill, why don’t you take that?
Bill Holden — Mirant Corporation — SVP, CFO
Setting it up where Reliant is the issuer we thought was the optimal structure. I would say that the transaction is structured with RRI as the acquirer because that minimizes the amount of the debt that needs to be refinanced.
Now with respect to the accounting acquirer, the accounting guidance has a set of criteria to consider in determining which entity would be the accounting acquirer. So while this is a merger of equals and with Reliant as the issuer, when we look at the accounting guidance the conclusion is that Mirant is the accounting acquirer; and that is the way the transaction will be accounted for.
Ali Agha — SunTrust Robinson Humphrey — Analyst
I see. Okay. So the debt refinancing, or limiting that, was one of the key factors, as you point out.
Bill Holden — Mirant Corporation — SVP, CFO
It was one of the considerations, yes, in setting the structure the way we did.
Ali Agha — SunTrust Robinson Humphrey — Analyst
Okay. Final question; and I know Mark and Ed, you both kind of addressed that in terms of looking at other asset opportunities on a disciplined basis. But conceptually if you step back, and as you mentioned you think this kind of consolidation made a lot of sense in a commodity-oriented business.
Would you look at your new entity as kind of a vehicle that could go out and consolidate more? Not just assets, but portfolio of assets, or companies. Do you think there are more obvious examples out there of companies or portfolios that would make sense to be part of this larger entity?
Ed Muller — Mirant Corporation — Chairman, CEO
I think it is a very good question. I think this. Mark and I have spent a lot of time talking about this and we agree on this.
It makes a lot of sense because, just as each of our Companies is scalable, we could add capacity without adding overhead, so it made sense that when we combine the Companies we could take out substantial overhead. The $150 million a year. That we ought to be able to perhaps do that again or something comparable.
That said, just as it took Mark and I a lot of effort to get all this figured out and our respective teams, these are complex and hard to do. And it was important to come out with an appropriate balance sheet, capital structure.

Final Transcript
Apr 12, 2010 / 12:30PM GMT, MIR — Mirant and RRI Energy to Merge to Create GenOn Energy, a Leading 24,700 Megawatt Independent Power Producer Conference Call
So is the opportunity there? Yes. Is it easy? No. And should anybody expect that they are going to just — these transactions get done sort of cookie-cutter like, the answer is no.
Ali Agha — SunTrust Robinson Humphrey — Analyst
A last question, just related to that. You have got 24,700 megawatts of this combined entity pro forma. I mean, in your mind, given the kind of cyclical business you are in, is there a particular critical mass or size that you think ultimately makes sense for a successful player in this business?
Ed Muller — Mirant Corporation — Chairman, CEO
I don’t think a particular size, number of megawatts, is necessary to be successful. I do think — to repeat — that you can add more megawatts. We could go, once we have the $150 million out, we can go from 24,700 to 35,000 without adding a lot of overhead. So there is just inherent efficiency as you get larger so that you don’t have all of the very substantial and necessary overhead to run one of these business multiplied.
Ali Agha — SunTrust Robinson Humphrey — Analyst
Fair enough. Thank you.
Operator
Brian Russo, Ladenburg.
Brian Russo — Ladenburg Thalmann — Analyst
Hi, good morning. Can you talk maybe about any other operational areas that you have targeted for cost savings that — potentially to upside to the $150 million of savings which is primarily G&A-related?
Ed Muller — Mirant Corporation — Chairman, CEO
Mark, you want to take this?
Mark Jacobs — RRI Energy, Inc. — CEO, President
Sure. Brian, as I mentioned earlier we are committed to taking the best operating practice from each of our respective Companies. I will tell you, in the work that we have done together there are certainly areas where I think Mirant has superior skills and I think there are other areas that RRI does better. So that is really as I said a commitment we have, to take the best from each Company.
I am sure that we are going to find additional opportunities as we go through there; but we are not associating any value with those today. Again I think just to re-emphasize the point, the $150 million of cost savings that we have identified is through the consolidation of corporate overhead and G&A. We have a high confidence level that we can deliver against that.
Ed Muller — Mirant Corporation — Chairman, CEO
Okay. Operator, we will take one question. We have run through our time here. This will have to be our last question for this morning.
Operator
Julien Demoulin-Smith, UBS.

Final Transcript
Apr 12, 2010 / 12:30PM GMT, MIR — Mirant and RRI Energy to Merge to Create GenOn Energy, a Leading 24,700 Megawatt Independent Power Producer Conference Call
Julien Demoulin-Smith — UBS — Analyst
Good morning. Actually all our questions have been pretty much asked and answered. I mean, let me just maybe perhaps to expand on Brian’s last question here. From the perspective of additional cost synergies, does the current $150 million number incorporate any benefit of rationalization of your plants given the low commodity environment? Or is that sort of (technical difficulty) an incremental benefit?
Ed Muller — Mirant Corporation — Chairman, CEO
Mark?
Julien Demoulin-Smith — UBS — Analyst
Or potential.
Mark Jacobs — RRI Energy, Inc. — CEO, President
Yes, that is — again those are actions that each Company I would expect would continue to take, responding to the current commodity price environment.
So again, just to be clear, that $150 million of cost savings we have talked about is purely from the consolidation, the merger of the two entities. It is not tied in any way, shape, or form to other actions that each Company would take to make sure the spending levels are appropriate for the current commodity price environment.
Julien Demoulin-Smith — UBS — Analyst
Great. Well, thanks for the time.
Ed Muller — Mirant Corporation — Chairman, CEO
Thank you. Operator, I think we are now done and thank you very much.
Operator
You are welcome. Thanks for joining today’s conference call. You may now disconnect.

Final Transcript
Apr 12, 2010 / 12:30PM GMT, MIR — Mirant and RRI Energy to Merge to Create GenOn Energy, a Leading 24,700 Megawatt Independent Power Producer Conference Call
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Forward Looking Statements
This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. These forward-looking statements involve a number of risks and uncertainties. RRI Energy and Mirant caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving RRI Energy and Mirant, including future financial and operating results, RRI Energy’s and Mirant’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in RRI Energy’s and Mirant’s filings with the Securities and Exchange Commission. These include risks and uncertainties relating to: the ability to obtain the requisite RRI Energy and Mirant shareholder approvals; the risk that Mirant or RRI Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; and the effect of changes in governmental regulations; and other factors discussed or referred to in the “Risk Factors” section of each of RRI Energy’s and Mirant’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission. Each forward-looking statement speaks only as of the date of the particular statement and neither RRI Energy nor Mirant undertake any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.
Additional Information And Where To Find It
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between RRI Energy and Mirant, RRI Energy will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of RRI Energy and Mirant that also constitutes a prospectus of RRI Energy. RRI Energy and Mirant will distribute the joint proxy statement/prospectus to their respective shareholders. RRI Energy and Mirant urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from RRI Energy’s website (www.rrienergy.com) under the tab “Investor Relations” and then under the heading “Company Filings.” You may also obtain these documents, free of charge, from Mirant’s website (www.mirant.com) under the tab “Investor Relations” and then under the heading “SEC Filings.”
Participants In The Merger Solicitation
RRI Energy, Mirant, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from RRI Energy and Mirant shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of RRI Energy and Mirant shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about RRI Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on April 1, 2010. You can find information about Mirant’s executive officers and directors in its definitive proxy statement filed with the SEC on March 26, 2010. Additional information about RRI Energy’s executive officers and directors and Mirant’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from RRI Energy and Mirant using the contact information above.